UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                      (Amendment No.      1      )*
                                     ___________

                     National Presto Industries, Inc.
___________________________________________________________________________
                            (Name of Issuer)

                      Common Stock, $1.00 par value
___________________________________________________________________________
                      (Title of Class of Securities)

                                637215104
                          ____________________
                             (CUSIP Number)

Check the following box if a fee is being paid with this statement (   ).
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637215104                 13G                  Page 2 of 6 Pages
__________________________________________________________________________
| 1 |NAME OF REPORTING PERSON                                            |
|   |S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                   |
|   |                                                                    |
|   |   Salomon Inc                                                      |
|   |   22-1660266                                                       |
|___|____________________________________________________________________|
| 2 |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   |
|   |                                                                    |
|   |                                                  (a)  (   )        |
|   |                                                                    |
|   |                                                  (b)  ( x )        |
|___|____________________________________________________________________|
| 3 |SEC USE ONLY                                                        |
|   |                                                                    |
|   |                                                                    |
|   |                                                                    |
|   |                                                                    |
|___|____________________________________________________________________|
| 4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                |
|   |                                                                    |
|   |    Delaware                                                        |
|___|____________________________________________________________________|
|             | 5 |SOLE VOTING POWER                                     |
|             |   |                                                      |
| NUMBER OF   |   |   --                                                 |
|  SHARES     |___|______________________________________________________|
|BENEFICIALLY | 6 |SHARED VOTING POWER                                   |
| OWNED BY    |   |                                                      |
|   EACH      |   |   39,560                                             |
| REPORTING   |___|______________________________________________________|
|  PERSON     | 7 |SOLE DISPOSITIVE POWER                                |
|   WITH      |   |                                                      |
|             |   |   --                                                 |
|             |___|______________________________________________________|
|             | 8 |SHARED DISPOSITIVE POWER                              |
|             |   |                                                      |
|             |   |   39,560                                             |
|_____________|___|______________________________________________________|
| 9 |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|   |                                                                    |
|   |   39,650                                                           |
|   |                                                                    |
|___|____________________________________________________________________|
|10 |CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN       |
|   |SHARES*                                                             |
|   |                                                                    |
|   |                                                                    |
|___|____________________________________________________________________|
|11 |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     |
|   |                                                                    |
|   |   0.5%                                                             |
|___|____________________________________________________________________|
|12 |TYPE OF REPORTING PERSON*                                           |
|   |                                                                    |
|   |   HC,CO                                                            |
|___|____________________________________________________________________|
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

               National Presto Industries, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               3925 North Hastings Way
               Eau Claire, Wisconsin  54703-3703

Item 2(a).     Name of Person Filing:

               Salomon Inc

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               Seven World Trade Center
               New York, New York  10048

Item 2(c).     Citizenship or Place of Organization:

               Delaware

Item 2(d).     Title of Class of Securities:

               Common Stock, $1.00 par value (the "Common Stock")

Item 2(e).     CUSIP Number:

               637215104

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a)  [  ] Broker or Dealer registered under
               Section 15 of the Act;

               (b)  [  ] Bank as defined in Section 3(a)(6) of the
               Act;

               (c)  [  ] Insurance Company as defined in Section
               3(a)(19) of the Act;

               (d)  [  ] Investment Company registered under
               Section 8 of the Investment Company Act;

               (e)  [  ] Investment Adviser registered under
               Section 203 of the Investment Advisers Act of 1940;


                             Page 3
                           of 6 Pages

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               (f)  [  ] Employee Benefit Plan, Pension Fund which
               is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F);

               (g)  [X] Parent Holding Company, in accordance with
               Section 240.13d-1(b)(1)(ii)(G);

               (h)  [  ] Group, in accordance with
               Section 240.13d-1(b)(1)(ii)(H).

Item 4.        Ownership

               (a)  Amount Beneficially Owned as of December 31,
               1993:  39,560 shares.

               (b)  Percent of Class:  0.5%

               (c)  Number of shares as to which such person has:

                         (i)  sole power to vote or to direct the
                    vote: --

                        (ii)  shared power to vote or to direct
                    the vote:  39,560

                       (iii)  sole power to dispose or to direct
                    the disposition of: --

                        (iv)  shared power to dispose or to direct
                    the disposition of:  39,560

                    As of December 31, 1993, Salomon Brothers
               Asset Management Inc ("SBAM"), an indirect, wholly owned subsidiary of Salomon Inc, held directly 39,560 shares of Common Stock, representing 0.5% of the 7,334,751 outstanding shares of Common Stock.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.        Ownership of More than Five Percent on Behalf of
               Another Person.

               All of the shares of the Common Stock reported on this Schedule 13G are beneficially owned by SBAM,

                             Page 4
                           of 6 Pages
               an investment adviser registered under the Investment Advisers Act of 1940, as amended, on behalf of a number of discretionary managed accounts for which SBAM provides investment advisory services.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-
               1(b)(1)(ii)(G) and Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended. See
               Exhibit 1.

Item 8. Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1994

                                SALOMON INC


                                By     /s/ John G. Macfarlane, III
                                  Name:  John G. Macfarlane, III
                                  Title:  Treasurer

                             Page 5
                           of 6 Pages

                                                                  EXHIBIT 1


          Salomon Brothers Asset Management Inc ("SBAM"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended, is a Delaware corporation that is a wholly owned subsidiary of Salomon Brothers Holding Company Inc ("SBHC"), which in turn is a Delaware corporation that is a wholly owned subsidiary of Salomon Inc. The principal places of business of SBHC and SBAM are located at Seven World Trade Center, New York, New York 10048. Salomon Inc is filing this amendment to its Statement on Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) and Rule 13d-2(b) under the Securities Exchange Act of 1934, as amended, as a "parent holding company" of SBAM in order to report the fact that at April 30, 1993 SBAM ceased to be the direct beneficial owner and SBHC and Salomon Inc ceased to be the indirect beneficial owners of more than five percent of the outstanding shares of the Common Stock, $1.00 par value, of National Presto Industries, Inc.
































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